Filed Pursuant to Rule 424(b)(3)

File Number 333-145845

Information Supplement to the Prospectus Supplement dated September 4, 2007 and the Prospectus dated August 31, 2007

BARCLAYS BANK PLC MEDIUM-TERM NOTES, SERIES A

All Asset Classes and Structures Under One RoofSM

Barclays Bank PLC from time to time may offer and sell certain debt securities (the “notes”), as part of our Medium-Term Notes, Series A, program, to which the section of the prospectus supplement, dated September 4, 2007, entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” may apply. This prospectus supplement, which we refer to as an “information supplement”, provides supplemental information with respect to the tax treatment of such notes. We will give you the specific terms of the notes we are offering in pricing supplements.

You should read this information supplement, the related prospectus supplement dated September 4, 2007, the related prospectus dated August 31, 2007, any other applicable prospectus supplements, any applicable free writing prospectuses and the applicable pricing supplement carefully before you invest. If the terms described in the applicable pricing supplement are inconsistent with those described herein (or with those described in the related prospectus supplement, prospectus, any other applicable prospectus supplement or any applicable free writing prospectus), the terms described in the applicable pricing supplement will supersede.

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United States Federal Tax Considerations

On December 7, 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of notes classified as prepaid forward or executory contracts. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether a holder of such notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of such notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. We intend to treat such notes for U.S. federal income tax purposes in accordance with the treatment described in the prospectus supplement dated September 4, 2007 under “Certain U.S. Federal Income Tax Considerations” unless and until such time as the Internal Revenue Service and Treasury Department determine that some other treatment is more appropriate.

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See “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement for risks relating to an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Barclays Capital Inc. and other entities disclosed in the applicable pricing supplement may solicit offers to subscribe for the notes as our agent. We may also sell notes to any agent at prices to be agreed upon at the time of sale. The agents may resell any notes they purchase for as principal at prevailing market prices, or at other prices, as the agents determine. The applicable pricing supplement will disclose the agent’s discounts and commissions, if any. Unless we or our agent informs you otherwise in the confirmation of sale, the agents may use this information supplement, the related prospectus supplement, the prospectus and the applicable pricing supplement in connection with offers and sales of the notes in market-making.

All Asset Classes and Structures Under One RoofSM, Barclays, Barclays Capital and Barclays’ eagle logo are service marks, trademarks or registered trademarks of Barclays Bank PLC.

Patent Pending

December 12, 2007

BARCLAYS BANK PLC

MEDIUM-TERM NOTES, SERIES A

All Asset Classes and Structures Under One RoofSM

Information Supplement

Prospectus Supplement

Prospectus

Patent Pending

December 12, 2007